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Exhibit 12.1

Computation of Ratio of Earnings to fixed charges and
Earnings to fixed charges and preferred stock dividends

(Dollars in thousands, except ratios)

	For the Years Ended December 31,
	2009		2008		2007		2006		2005
Earnings:
Net income (loss) before equity in earnings from joint ventures and unconsolidated subsidiaries and other items	$(775,900)		$(302,175)		$169,174		$298,032		$242,150
Add: Fixed charges as calculated below	485,624		671,304		635,277		433,609		314,865
Add: Distributions of earnings of joint ventures	36,766		48,196		49,486		13,276		6,672
Less: Capitalized interest	(263)		(2,501)		(3,994)		(1,917)		(788)

Total earnings	$(253,773)		$414,824		$849,943		$743,000		$562,899
Fixed charges:
Interest expense(1)	$481,116		$666,706		$629,272		$429,807		$313,053
Add: Capitalized interest	263		2,501		3,994		1,917		788
Implied interest component on the company's rent obligations	4,245		2,097		2,011		1,885		1,024

Fixed charges	$485,624		$671,304		$635,277		$433,609		$314,865
Preferred dividend requirements	42,320		42,320		42,320		42,320		42,320

Fixed charges and preferred stock dividends	$527,944		$713,624		$677,597		$475,929		$357,185
Earnings to fixed charges	(0.5	)x	0.6	x	1.3	x	1.7	x	1.8	x
Earnings to fixed charges and preferred stock dividends	(0.5	)x	0.6	x	1.3	x	1.6	x	1.6	x

Explanatory Note:

(1)
For the years ended December 31, 2007, 2006 and 2005, interest expense includes $12, $194 and $247, respectively, of interest expense reclassified to discontinued operations.

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  Exhibit 12.1
Computation of Ratio of Earnings to fixed charges and Earnings to fixed charges and preferred stock dividends (Dollars in thousands, except ratios)